RECEIVED

2006 MAR 30 P 12:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.



06012054

SUPPL

March 22, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
MAR 30 2006
THOMSON
FINANCIAL

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com



Press Release

Stockholm, March 21, 2006

Bulletin from Investor AB's Annual General Meeting

The Annual General Meeting approved the proposed dividend to shareholders of SEK 3.50 per share. The record date was determined as Friday, March 24, 2006. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Wednesday, March 29, 2006.

The Meeting discharged the members of the Board and the President from liability for fiscal year 2005.

Current board members Sune Carlsson, Sirkka Hämäläinen, Håkan Mogren, Anders Scharp, O. Griffith Sexton, Björn Svedberg and Jacob Wallenberg were re-elected.

Grace Reksten Skaugen, Peter Wallenberg Jr and Börje Ekholm were elected new members of the Board.

Grace Reksten Skaugen, born 1953 and Norwegian citizen, is Chairman of the Board of Entra Eiendom AS, Vice Chairman of Opera Software ASA and Member of the Board of Atlas Copco AB, Berg-Hansen Holding AS, Statoil ASA and Tandberg ASA.

Peter Wallenberg Jr, born 1959 and Swedish citizen, is Chairman of the Board of the Marcus and Amalia Wallenberg Memorial Fund and W Capital Management AB, Vice Chairman of the Board of the Knut and Alice Wallenberg Foundation and Member of the Board of Scania AB, among other board positions. Peter Wallenberg Jr was until recently President and CEO of Grand Hôtel Holdings and is now Chairman of the Board of Grand Hôtel Holdings.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

Börje Ekholm, born 1963 and Swedish citizen, is President and CEO of Investor AB, Chairman of the Board of WM-data AB and Biotage AB, and Member of the Board of Chalmersinvest AB, Greenway Medical Technologies, Inc. and Tessera Technologies, Inc.

Ulla Litzén, who left the Board as of the Annual General Meeting, and Marcus Wallenberg, who resigned from the board in 2005 when he left his position as President and CEO of Investor, were acknowledged for their contributions by Jacob Wallenberg, Chairman of the Board.

The Meeting re-elected Jacob Wallenberg as Chairman of the Board.

The Meeting approved the compensation to the Board for 2006 totaling 6,937,500 Swedish kronor to be divided as follows: 1,875,000 Swedish kronor to the Chairman, 500,000 Swedish kronor to the other Members of the Board not employed in the Company, and a total of 1,062,500 Swedish kronor for work in the committees of the Board.

The Meeting approved the Board's proposals regarding changes to the Articles of Association required by the new Swedish Companies Act, which came into force on January 1, 2006.

The Meeting approved the Board's decision regarding the principles for compensation and other terms of employment for management for 2006 and the scope and key principles of the 2006 long-term incentive program consisting of a Stock Matching Plan and a Performance Share Program.

The Meeting authorized the Board to decide on the purchase and transfer of the Company's own shares in order to secure costs associated with the long-term incentive program and give the possibility to work with the Company's capital structure.

The Meeting approved the Board's proposal to transfer 50 percent of the shares in the Investor subsidiary Novare Human Capital AB to Novare's Human Capital's personnel.

The Meeting approved the proposal for the Nomination Committee.



At the statutory meeting of the Board held in conjunction with the Annual General Meeting, Anders Scharp was elected Vice Chairman. The following Members of the Board were elected to the Compensation Committee: Jacob Wallenberg (Chairman), Anders Scharp and O. Griffith Sexton. The following Members of the Board were elected to the Audit Committee: Sune Carlsson (Chairman), Håkan Mogren, Jacob Wallenberg and Peter Wallenberg Jr. The following Members of the Board were elected to the Finance and Risk Committee: Björn Svedberg (Chairman), Börje Ekholm, Sirkka Hämäläinen and Grace Reksten Skaugen.

At the statutory meeting, the Board also approved a policy, in accordance with the recommendation of the Nomination Committee, that members of the Board use 25 percent of their board fee, net after tax, to acquire shares in Investor AB.

Board of Directors
INVESTOR AB

For further information please contact:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 735 24 2031

Our press releases can be accessed at www.investorab.com on the Internet